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                            February 17, 2021

       Jennifer L. Hamann
       Executive Vice President and Chief Financial Officer
       Union Pacific Corporation
       1400 Douglas Street
       Omaha, NE 68179

                                                        Re: Union Pacific
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed February 10,
2021
                                                            File No. 333-252948

       Dear Ms. Hamann:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Karina
Dorin, Staff Attorney, at (202) 551-3763 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Energy & Transportation
       cc:                                              Walter L. Draney